

January 6, 2012

<u>Via E-mail</u>
Thomas G. Toland
President and Chief Executive Officer
China Nuvo Solar Energy, Inc.
319 Clematis Street, Suite 703
West Palm Beach, FL 33401

> **Re: China Nuvo Solar Energy, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed December 14, 2011**
> **Form 10-K for the Fiscal Year Ended July 31, 2009**
> **Filed December 15, 2009**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed November 12, 2010**
> **Form 10-K for the Fiscal Year Ended July 31, 2011**
> **Amended December 1, 2011**
> **Form 10-Q for the Quarter Ended October 31, 2011**
> **Filed December 20, 2011**
> **File No. 333-48746**

Dear Mr. Toland:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

1.   We note your response to prior comment 1. In addition to amending the filings referenced in your response, please also submit a response to each of the comments previously issued in our February 5, 2010 letter.

Management, page 4

2.   We note your response to prior comment 7. It is unclear why you have removed disclosure about these individuals even if they are not executive officers of the registrant. For example, see Item 401(c) of Regulation S-K. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 25

3.   We refer to the responses to prior comments 13 and 14. You disclose that you will require substantial additional financing to execute your business plan and that the need for additional financing to sustain future operations may continue for an extended period. We also continue to note the substantial liabilities assumed in the reverse merger. Accordingly, please describe to us and disclose in your filing the reasonable basis for your disclosure that you will require only $100,000 in additional financing to continue your business for the next twelve months. In that regard, we note that your operations consumed more than $100,000 in the quarter ended October 31, 2011.

Item 4.01 Changes in Registrant's Certifying Accountant, page 28

4.   We refer to your response to prior comment 16. We see that you have added disclosure under Item 4.01, but we are unable to locate the letter from the former accountant that should be filed as Exhibit 16. Please appropriately revise.

Exhibit 99.2 Audited Financial Statements

5.   We refer to your response to prior comment 17. You indicate that the accounting acquirer, SurgLine, adopted the July 31 year end of the issuer, China Nuvo. Tell us where you have provided audited financial statements for SurgLine for the period from inception to its year end of July 31, 2011.   Please note there should be no gaps in the reporting periods of the financial statements of the accounting acquirer.

Exhibit 99.3 Unaudited Condensed Combined Pro Forma Financial Statements

6.   Please update the pro forma financial statements to the most recent period required to appear in the filing, that is, SurgLine's period ended July 31, 2011. Alternatively, as the merger is accounted for as a recapitalization of SurgLine as opposed to a business combination under the acquisition method, please tell us why you believe pro forma financial information is appropriate for a reverse merger with a shell entity accounted for as a recapitalization of the accounting acquirer.

Signatures

7.	Please identify the registrant in the Signature block as required by Form 8-K. Also, please ensure the date next to the signature reflects the date the amendment to the Form 8-K is signed, rather than the date the original Form 8-K was filed. The person who signs the amendment should be serving in the capacities you identify under the signature at the time of the amendment.

Forms 10-K for the Fiscal Years Ended July 31, 2010 and July 31, 2009

8.	We refer to your responses to prior comments 28, 29, 30 and 31. Tell us when you will provide the amended filings referred to in your responses.

Form 10-K for the Fiscal Year Ended July 31, 2011

Item 9A(T). Controls and Procedures, page 27

Management's Report on Internal Control over Financial Reporting

9.	With respect to the required annual evaluation of internal control over financial reporting, you disclose that you completed the evaluation "to the extent possible given the limited personnel resources and technological infrastructure in place to perform the evaluation." You further disclose that: "Based upon our management's discussions with our auditors and other advisors, our CEO and CFO believe that, during the period covered by this report, such internal controls and procedures were not effective as described below." As noted previously, in our comment 30, under Exchange Act Rule 13a-15(c), you are required to complete an annual evaluation of internal control over financial reporting and to provide management's unequivocal assessment of effectiveness as of the end of your fiscal year. Please tell us in unequivocal language whether you, in fact, completed management's evaluation of internal control over financial reporting as of July 31, 2011. If you, in fact, completed the evaluation, please revise to remove the qualifying language regarding the scope of the evaluation and to provide the unequivocal opinion of management regarding the effectiveness of internal control over financial reporting as of July 31, 2011. If you did not complete management's evaluation, please tell us how you have complied with Exchange Act Rule 13a-15(c).

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

10.	Please have your auditor revise the first paragraph of the audit report so that it is clear that the audit report also covers the consolidated statements of changes in shareholders' deficit from inception. Wording such as: "We have audited the balance sheets of China Nuvo Solar Energy, Inc. as of July 31, 2011 and 2010 and the related statements of operations, of changes in shareholders' deficit and of cash flows for the years then ended and for the period from April 16, 2006 (inception) through July 31, 2011" maybe appropriate for that purpose.

11. As a related matter, please ask your auditor to ensure that the titles of the statements referred to in the first paragraph of the audit report are the same as the actual titles of the financial statements. For instance, the audit report refers to a statement of stockholders' equity, while the actual statement has a different title.

12. Please have your auditor revise the third paragraph of the audit report so that the language is consistent with that from AU 508.8, adjusted as appropriate for the from inception data. Wording such as: "In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of China Nuvo Solar Energy, Inc. as of July 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended and for the period from April 16, 2006 (inception) through July 31, 2011 in conformity with accounting principles generally accepted in the United States of America" maybe appropriate for that purpose.

Form 10-Q for the Quarterly Period Ended October 31, 2011

Item 1. Financial Statements

13. You disclose that the merger between SurgLine and China Nuvo was accounted for as a reverse merger recapitalization of SurgLine. In a reverse merger accounted for as a recapitalization, stockholders' equity of the accounting acquirer is retroactively restated for the equivalent number of shares issued to the accounting acquirer, in this instance, SurgLine, with an adjustment to paid-in capital for any difference in par value. Similarly, shares outstanding and earnings per share are also retroactively restated based on the equivalent number of shares issued to the accounting acquirer. On the date of the reverse merger, the statement of stockholders' equity would show a transaction equivalent to the issuance of stock by SurgLine for the net monetary assets of China Nuvo. However, your statement of stockholders' deficit presents the shares issued to the accounting acquirer as a transaction during the period rather than on a retroactive basis. Accordingly, the financial statements do not appear to reflect the retroactive presentation required by reverse merger recapitalization accounting. Please advise us how your presentation is appropriate in GAAP or revise to present the recapitalization on a retroactive basis.

14. As a related matter, please revise so that total shareholders' deficit as of July 31, 2011 as presented on the balance sheet agrees to the corresponding amount presented on the statement of shareholders' deficit as of that date.

15. Further, earnings or loss per share should similarly be retroactively restated for the number of equivalent shares received by the accounting acquirer. In that regard, as 4.5 billion shares were issued to the accounting acquirer, it is not clear how weighted average

shares for the quarter totals only 3.9 billion. Please show us how weighted-average shares was determined and explain to us how your measure is appropriate in GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd, reviewing accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637, or Tim Buchmiller, reviewing attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Russell Mancuso
Branch Chief

cc (via e-mail): Peter Campitiello, Esq.